UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 001-32410

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Celanese Americas Retirement Savings Plan
1601 W LBJ Freeway
Dallas, TX 75234

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Celanese Corporation
1601 W LBJ Freeway
Dallas, TX 75234

Celanese Americas Retirement Savings Plan

CONTENTS

Page

Report of Independent Registered Public Accounting Firm	2
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	3
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2007 and 2006	4
Notes to Financial Statements	5
Supplemental Schedule*
Schedule H, line 4i — Schedule of Assets (Held at end of year) as of December 31, 2007	12
Signatures	24

*	Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To: Plan Administrator, Investment, and Benefit Committees of Celanese Americas Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Celanese Americas Retirement Savings Plan (the Plan) as of December 31, 2007 and 2006 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i- schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  PMB Helin Donovan, LLP

Austin, Texas
June 27, 2008

Celanese Americas Retirement Savings Plan

Statements of Net Assets Available for Benefits

	As of December 31,
	2007	2006
	(In thousands)

Assets
Investments:
At fair value (Note 3)	$673,343	$731,214
Loans to participants	9,589	11,575

Total investments	682,932	742,789

Receivables:
Accrued interest and dividends	1,505	1,422

Total receivables	1,505	1,422

Total assets	684,437	744,211

Liabilities
Administrative payables	811	766

Net assets available for benefits at fair value	683,626	743,445
Adjustment from fair value to contract value for fully benefit-responsive investment contract (Note 3, 2006-Revised)	4,689	2,680

Net assets available for benefit	$688,315	$746,125

See accompanying notes to financial statements.

Celanese Americas Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2007	2006
	(In thousands)

Investment income:
Net appreciation of investments (Note 3)	$23,663	$72,275
Interest	11,668	12,111
Dividends	904	704
Other	1,146	34

Total investment income	37,381	85,124

Contributions:
Company, net of forfeitures	9,490	9,895
Participant	20,249	20,607
Rollovers	634	734

Total contributions	30,373	31,236

Administrative expenses	(2,196)	(2,071)
Withdrawals and distributions	(93,287)	(82,704)
Transfers (to) from other plans	(30,081)	7,019

Net increase (decrease)	(57,810)	38,604
Net assets available for benefits:
Beginning of year	746,125	707,521

End of year	$688,315	$746,125

See accompanying notes to financial statements.

Celanese Americas Retirement Savings Plan

Notes to Financial Statements

(1)	Description of the Plan

The Celanese Americas Retirement Savings Plan (the “Plan”) is a participant directed, defined contribution plan sponsored by Celanese Americas Corporation and Subsidiaries (“Celanese” or the “Company”), a wholly owned subsidiary of Celanese Corporation. The Plan covers certain employees of the Company and its participating affiliates (“Participants”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants in the Plan should refer to the Plan document for more complete details of the Plan’s provisions.

Effective January 1, 2006, the Plan was amended to allow for participation of Meredosia Union employees. In September 2006, participant account balances of $7,019,236 were transferred to the Plan from the Celanese Americas Retirement Savings Plan for Meredosia Union Employees. This transfer represents participant assets for employees that were transferred to the Plan as a result of a newly ratified collective bargaining agreement.

During 2007 assets of $30,080,833 were transferred from the Plan in conjunction with Celanese Corporation’s sale of its oxo products and derivatives business and the transfer of impacted employees to OXEA Corporation.

The Company has a trust agreement with State Street Bank & Trust Company (the “Trustee”). The trust agreement establishes a qualified trust for the Plan. The assets of the trust are managed by various investment managers appointed by the Company. The Company’s Investment Committee oversees the Plan and has discretionary authority to appoint an agent to direct the purchase and sale of investments in the Plan. The Company appointed the Plan Administrator and Investment Committee as the named fiduciaries of the Plan.

(a)  Eligibility

Employees are eligible to participate in the Plan as soon as administratively practicable following their date of hire (taking into account the need to enroll and the timing of the Company’s payroll cycles).

(b)  Participant Contributions

Participants may contribute from 2% to 80% of their eligible compensation, as defined in the Plan document and subject to certain Internal Revenue Service (“IRS”) limitations, through payroll deductions. Participants may designate contributions as either “before-tax,” “after-tax” or a combination of both. Participants’ before-tax contributions and Company contributions are deferred compensation pursuant to Section 401(k) of the Internal Revenue Code (“IRC”).

(c)  Company Contributions

The Company makes a contribution equal to the amount contributed by each Participant up to 5% of such Participant’s eligible compensation for non-union participants, as defined in the Plan document. The Company’s contribution for union participants varies, as defined in the Plan document, but does not exceed 5% of the Participant’s eligible compensation. Effective January 1, 2006 the plan was amended to increase the matching contribution for the Calvert City union participants to a 100% match of the savings of Calvert City union participants, not to exceed 3% of the participant’s eligible compensation.

(d)  Vesting

All Participants’ contributions and income earned or losses incurred thereon are fully vested at all times. The Company’s contributions and income earned or losses incurred thereon are vested either upon the completion of three years of service with the Company, as defined in the Plan document, death, retirement, total and permanent disability, involuntary termination of employment by the Company (other than for cause) or the attainment of age 65. Effective January 1, 2008, Participants will be immediately vested in Company contributions (Note 8).

Celanese Americas Retirement Savings Plan

Notes to Financial Statements — (Continued)

(e)  Forfeitures

Forfeitures of non-vested Company contributions are used to reduce future employer contributions or to restore prior forfeitures under certain conditions. In 2007 and 2006, Company contributions were reduced by $252,938 and $539,203 respectively, from forfeited non-vested accounts. At December 31, 2007 and 2006, forfeitures of $170,715 and $188,831, respectively, were available for reducing future employer contributions or to restore prior forfeitures under certain conditions.

(f)  Distributions and Withdrawals

A Participant’s entire vested account balance shall be payable upon termination of employment, retirement, disability or death. Participants who suffer a “financial hardship” may withdraw all or part of their vested account balance before tax contributions subject to certain provisions, as described in the Plan document. Distributions and withdrawals under the Plan are made in cash in the form of a lump sum. Payments are made as soon as administratively practicable within the provisions of the Plan. The Plan allows for in-service withdrawals of vested contributions under certain circumstances, as defined in the Plan document.

(g)  Participant Accounts

Each Participant’s account is credited with the Participant’s contributions, the appropriate amount of the Company’s contribution and an allocation of the Plan’s earnings or losses and the investment management fees in accordance with the allocation provisions contained in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the Participant’s vested account balance.

(h)  Participant Loans

Participants who are actively working, and have a vested account balance of at least $2,000, may borrow up to the lesser of 50% of the vested account balance or $50,000 less the highest outstanding loan balance in the previous 12 months. The minimum loan available is $1,000 and shall not exceed $50,000. Loans are generally for periods of up to five years with the exception of the purchase of a primary residence in which case the loan can be for a period up to fifteen years. Loans are repaid in bi-weekly installments and include interest charges. The interest rate on new loans, fixed on the first business day of the month, is based on the Prime Lending Rate (per the Wall Street Journal) plus 1%. The range of interest rates for outstanding Participant loans as of December 31, 2007 was 5% to 10.5% with maturities ranging from 2008 to 2021.

(i)  Investments

Plan Participants may direct the investment of their account in 1% increments among any of twelve investment options.

Options	Investment Manager

Smart-Mix Fund — Conservative	JP Morgan Asset Management
Smart-Mix Fund — Moderate	JP Morgan Asset Management
Smart-Mix Fund — Aggressive	JP Morgan Asset Management
Core Bond Fund	Pacific Investment Management Co.
Government Securities Fund	Hoisington Investment Management Co.
S&P 500 Index Fund	Barclay’s Global Investor
Large-Cap Value Fund	Alliance Bernstein Investment Management
Large-Cap Growth Fund	Marsico Capital Management
International Stock Fund	Capital Guardian Trust Company
Small-Cap Core Fund	Barclays Global Investors
Stable Value Fund	JP Morgan Asset Management
Celanese Stock Fund	State Street Global Advisors

Celanese Americas Retirement Savings Plan

Notes to Financial Statements — (Continued)

A Participant may transfer all or a portion of his or her interest, in 1% increments, from one investment fund to another. Each of the Plan’s investment options is managed for the Plan by independent investment managers, who employ a specific set of investment criteria endorsed and monitored by the Company.

Celanese Stock Fund

The Celanese Stock Fund is a “stock bonus plan” (as defined by U.S. Treasury Regulation §1.401-1 (b)(i)(iii)) with a primary investment in common shares of Celanese Corporation. Participant holdings of Celanese Corporation common shares are limited to twenty percent of the Participants’ total account balance under the Plan. There is a 30-day restriction on reentry into the Celanese Stock Fund after a sale of stock. State Street Global Advisors was named as the fiduciary of the Celanese Stock Fund. The Trustee shall vote shares of Celanese Corporation stock in accordance with the instructions of the Participants in whose accounts the shares are held. During 2007, the Trustee purchased 160,995 shares of Celanese Corporation stock for the fund at an average price of $34.08 per share and sold 149,414 shares of Celanese Corporation stock for the fund at an average price $36.74 per share. During 2006, the Trustee purchased 341,550 shares of Celanese Corporation stock for the fund at an average price of $19.92 per share and sold 243,804 shares of Celanese Corporation stock for the fund at an average price $20.56 per share.

Investment Contracts

The Plan invests in fully benefit-responsive investment contracts held in the Stable Value Fund, which are reported in the Statement of Changes in Net Assets Available for Benefits on a contract value basis. The Statement of Net Assets Available for Benefits presents fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Stable Value Fund permits all Participant initiated transactions as allowed by the Plan to occur at contract value. Events that would limit the Plan’s ability to execute transactions at contract value are improbable, except for termination of the Plan by the Sponsor; Sponsor initiated withdrawals may be subject to a market adjustment.

The average yield of the investment contracts was 6.75% and 5.74% for the years ended December 31, 2007 and 2006, respectively. The stabilized interest rate (“Crediting Rate”) on investment contracts was 5.23% and 5.29% as of December 31, 2007 and 2006, respectively. The Crediting Rates are provided to participants in the fund on a designated pool of investments held by the fund, through contracts generally referred to as a “wrapper”. The contracts provide assurance that the adjustments to the interest Crediting Rate will not result in a future interest Crediting Rate that is less then zero.

(2)	Summary of Significant Accounting Policies

(a)  Basis of Presentation

The accompanying financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”) for all periods presented.

(b)  Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. Investments in the Common/collective trust funds are valued at fair value based upon the quoted market values of the underlying assets, where available. Loans to Participants are valued at cost, which approximates fair value. All purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized gains and losses on investments sold during the year as well as net appreciation (depreciation) of the investments held at the end of the year.

(c)  Risks and Uncertainties

The assets of the Plan consist primarily of investments held at fair value. These investments are subject to market risks and are influenced by such factors as investment objectives, interest rates, stock market performance, economic conditions, and world affairs. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Celanese Americas Retirement Savings Plan

Notes to Financial Statements — (Continued)

(d)  Use of Estimates

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(e)  Payment of Benefits

Benefits are recorded when paid.

(3)	Investments

The following table presents the total investments of the Plan segregated by valuation method.

	As of December 31,
	2007	2006
	(In thousands)

Quoted market price:
Interest bearing cash	$9,276	$5,163
US government securities	30,395	31,518
Common stock	44,164	32,674
Registered investment companies	10,352	9,761

	94,187	79,116
Investments at estimated fair value:
Common/collective trusts	412,328	469,047
Investment contracts	166,828	183,051
Investments at fair value	673,343	731,214
Participant loans	9,589	11,575

Total investments	$682,932	$742,789

Investments representing five percent or more of the Plan’s net assets as of December 31 are as follows:

	As of December 31
	2007	2006
	(In thousands)

Alliance Collective Investment Trust	154,752	190,003
BGI Equity Index Fund 1	100,998	112,503
BGI Russell 2000 Alpha Tilts Fund	45,618	58,449
CG International non-US Equity Fund	43,765	39,281
Bank of America, contract no. 02 011	57,175	61,916
Caisse Depots et Consignations, contract no. 1837 01	57,167	61,899
State Street Bank, contract no. 102063	57,175	61,916

Celanese Americas Retirement Savings Plan

Notes to Financial Statements — (Continued)

Investment Contracts

		Wrapper	Adjustment to
	Investments at	Contracts at	Contract
2007	Fair Value	Fair Value	Value
	(In thousands)

Cash	$—	$—	$—
US government securities	307	—	—
Interest-bearing cash	360	—	—
JP Morgan Intermediate Bond Fund	166,161	—	—
Wrapper	—	—	4,689

	$166,828	$—	$4,689

		Wrapper	Adjustment to
	Investments at	Contracts at	Contract
2006	Fair Value	Fair Value	Value
	(In thousands)

Cash	$19	$—	$—
US government securities	199	—	—
Interest-bearing cash	673	—	—
JP Morgan Intermediate Bond Fund	182,160	—	—
Wrapper (revised)	—	—	2,680

	$183,051	$—	$2,680

The fair value of the wrapper is determined by calculating the present value of excess future wrapper fees. When the replacement cost of the wrapper contracts (a re-pricing provided annually by each issuer) is greater than the current wrapper fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of that cash flow stream is calculated using a swap curve yield that is based on the duration of the holding, and adjusted for the holding’s credit quality rating. As the replacement costs of the wrapper contracts do not exceed the actual costs, the fair value of the wrapper was valued at zero for the years ended December 31, 2007 and 2006.

In the 2006 audited financial statements, Celanese disclosed the fair value of the wrapper contracts to be $3,495,000 and the adjustment from fair value to contract value for fully benefit-responsive investments contracts to be $(815,000). Such presentation has been revised in the current financial statements to reflect the fair value of the wrapper at December 31, 2006 to be zero and the adjustment from fair value to contract value for fully benefit-responsive investments contracts to be $2,680,000. With the revised presentation of the fair value of the wrapper, there is no change in Net Assets Available for Benefits.

Celanese Americas Retirement Savings Plan

Notes to Financial Statements — (Continued)

During 2007 and 2006, the Plan’s investments (including investments bought and sold and held during the year) appreciated (depreciated) in value as follows:

	For the Years Ended December 31
	2007	2006
	(In thousands)

Quoted market price:
US government securities	$1,490	$(1,552)
Common stock	3,231	1,288
Celanese corporation common stock	5,198	2,014
Registered investment companies	261	(111)

	10,180	1,639
Investments at estimated fair value:
Common/collective trusts	13,483	70,636

	$23,663	$72,275

(4)	Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA. Upon termination of the Plan, any Participant who is then an employee of the Company would become 100% vested in all Company contributions.

(5)	Federal Income Taxes

The IRS has determined and informed the Company by a letter dated April 19, 2004, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6)	Administrative Expenses

Administrative expenses (principally record keeping costs and legal fees) are accrued and charged against the respective funds of the Plan. Investment management fees, taxes, brokerage commissions, and related fees are paid from the respective funds from which they are levied, assessed, or incurred. Certain administrative expenses of the Plan are paid by the Company. Expenses not paid by the Company are paid by the Plan.

(7)	Parties-in-Interest

Certain Plan investments are shares of common/collective trusts managed by JPMorgan/American Century or State Street Bank & Trust Company. In addition, certain Plan investments are in interest bearing cash accounts managed by Morgan Guaranty Trust Company of New York. JPMorgan Retirement Plan Services is the record keeper and State Street Bank & Trust Company is the Trustee, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the IRC. The Plan also invests in the common stock of the Plan Sponsor as well as makes loans to Plan participants, both of which qualify as parties-in-interest to the Plan and are exempt from prohibited transaction rules.

(8)	Plan Amendment

During December 2007, the Plan was amended, effective January 1, 2008, to add an automatic enrollment feature and an automatic deferral increase feature. Additionally, the amendment modifies the Plan’s vesting

Celanese Americas Retirement Savings Plan

Notes to Financial Statements — (Continued)

rules and clarifies the default investment provisions. The vesting rules are modified such that Participants are immediately vested in Company contributions.

(9)  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 to Form 5500.

2007
(In thousands)

Net assets available for benefits per the financial statements	$688,315
Add: Administrative payables	319

Net assets available for benefits per the Form 5500	$688,634

The following is a reconciliation of administrative expenses per the financial statements for the year ended December 31, 2007, to Form 5500

2007
(In thousands)

Administrative expenses per the financial statements	$2,196
Less: Administrative expenses	319

Administrative expenses per the Form 5500	$1,877

Net assets available for benefits and administrative expenses per the financial statements include $319,000 to accrue for administrative expenses incurred during the year ended December 31, 2007 and paid in 2008.

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
(Plan # 001)
CELANESE AMERICAS CORPORATION EIN:22-1862783 05MK
December 31, 2007

COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A)			(C) Description of Investment		Mat Date	(E) Current
Fund	(B) Identity of Issuer		Shares/Par	Rate	(D) Cost	Value

INTEREST BEARING CASH
		BGI MONEY MARKET FD FOR EBT	CASH HELD AT ALEX BROWN
			11.000		11.00	11.00
05MP	05499B995		6.000		6.00	6.00
05MU	05499B995		5.000		5.00	5.00
		BZW PRINCIPAL CASH
			1.140		1.14	1.14
05MP	12399A986		0.280		0.28	0.28
05MU	12399A986		0.860		0.86	0.86
		MORGAN GUARANTY TRUST CO OF NY	LIQUIDITY FUND	0.001	12/31/2007
			3,764,386.69		3,764,386.69	3,764,386.69
05MD	61699B004		410,785.35		410,785.35	410,785.35
05ML	61699B004		177,841.89		177,841.89	177,841.89
05MN	61699B004		103,336.56		103,336.56	103,336.56
05MO	61699B004		3,072,422.89		3,072,422.89	3,072,422.89
		MORGAN GUARANTY TRUST CO OF NY	LIQUIDITY FUND	0.001	12/31/2008
			866,892.75		866,892.75	866,892.75
05MD	61699B004		866,892.75		866,892.75	866,892.75
		MORGAN GUARANTY TRUST CO OF NY	LIQUIDITY FUND	0.004	12/31/2007
			189,002.12		189,002.12	189,002.12
05MO	61699B004		189,002.12		189,002.12	189,002.12
		* STATE STREET BANK & TRUST CO	SHORT TERM INVESTMENT FUND	1.000	12/31/2030

			4,455,608.19		4,455,608.19	4,455,608.19
05MA	8574809S8		1,514,024.11		1,514,024.11	1,514,024.11
05MQ	8574809S8		1,319.28		1,319.28	1,319.28
05MV	8574809S8		2,828,795.04		2,828,795.04	2,828,795.04
05MW	8574809S8		111,469.76		111,469.76	111,469.76

			9,275,901.89		9,275,901.89	9,275,901.89

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
(Plan # 001)
CELANESE AMERICAS CORPORATION EIN:22-1862783 05MK
December 31, 2007

COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A)			(C) Description of Investment		Mat Date	(E) Current
Fund	(B) Identity of Issuer		Shares/Par	Rate	(D) Cost	Value

U.S. GOVERNMENT SECURITIES
		UNITED STATES TREAS BDS	BD 28/11/15 5.250	5.250	11/15/2008
			3,000,000.00		3,047,219.89	3,300,702.00
05MA	912810FFO		3,000,000.00		3,047,219.89	3,300,702.00
		UNITED STATES TREAS BDS	5 1/4 02/15/29	5.250	02/15/2029
			16,875,000.00		17,052,446.12	18,563,816.25
05MA	912810FG8		16,875,000.00		17,052,446.12	18,563,816.25
		UNITED STATES TREAS BDS		5.375	02/15/2031
			140,000.00		148,842.97	157,729.74
05MA	912810FP8		140,000.00		148,842.97	157,729.74
		UNITED STATES TREAS BDS	4 3/4 02/15/37	4.750	02/15/2037
			8,000,000.00		7,961,477.98	8,372,496.00
05MA	912810PT9		8,000,000.00		7,961,477.98	8,372,496.00

			28,015,000.00		28,209,986.96	30,394,743.99

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
(Plan # 001)
CELANESE AMERICAS CORPORATION EIN:22-1862783 05MK
December 31, 2007

COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A)			(C) Description of Investment		Mat Date	(E) Current
Fund	(B) Identity of Issuer		Shares/Par	Rate	(D) Cost	Value

CORPORATE STOCKS — COMMON
		TRANSOCEAN INC	SHS NEW
			8,420.000		1,147,400.18	1,205,323.00
05MV	G90073100		8,420.000		1,147,400.18	1,205,323.00
		AT+ T INC	COM
			17,888.000		728,709.43	743,425.28
05MV	00206R102		17,888.000		728,709.43	743,425.28
		AIR PRODS + CHEMS INC	COM
			3,000.000		271,491.92	295,890.00
05MV	009158106		3,000.000		271,491.92	295,890.00
		AMERICA MOVIL SAB DE CV	SPONS ADR REPSTG SER L SHS
			10,421.000		336,649.70	639,745.19
05MV	02364W105		10,421.000		336,649.70	639,745.19
		AMYLIN PHARMACEUTICALS INC
			8,816.000		331,438.39	326,192.00
05MV	032346108		8,816.000		331,438.39	326,192.00
		APPLE INC	COM NPV
			6,888.000		951,571.53	1,364,375.04
05MV	037833100		6,888.000		951,571.53	1,364,375.04
		BOEING CO	COM
			2,907.000		260,763.24	254,246.22
05MV	097023105		2,907.000		260,763.24	254,246.22
		CVS CAREMARK CORP	COM
			17,110.000		671,462.28	680,122.50
05MV	126650100		17,110.000		671,462.28	680,122.50
		CAMERON INTL CORP	COM
			4,008.000		132,417.47	192,905.04
05MV	13342B105		4,008.000		132,417.47	192,905.04
		* CELANESE CORP DE	COM SER A
			297,882.000		7,650,897.48	12,606,366.24
05MW	150870103		297,882.000		7,650,897.48	12,606,366.24
		CHINA MOBILE LTD	SPONSORED ADR
			1,000.000		46,144.10	86,870.00
05MV	16941M109		1,000.000		46,144.10	86,870.00

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
(Plan # 001)
CELANESE AMERICAS CORPORATION EIN:22-1862783 05MK
December 31, 2007

COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A)			(C) Description of Investment		Mat Date	(E) Current
Fund	(B) Identity of Issuer		Shares/Par	Rate	(D) Cost	Value

		CISCO SYS INC	COM
			4,117.000		94,132.36	111,447.19
05MV	17275R102		4,117.000		94,132.36	111,447.19
		COCA COLA CO	COM
			4,904.000		301,677.82	300,958.48
05MV	191216100		4,904.000		301,677.82	300,958.48
		FEDEX CORP	COM
			1,452.000		120,100.07	129,474.84
05MV	31428X106		1,452.000		120,100.07	129,474.84
		GENENTECH INC	COM
			17,988.000		1,070,786.40	1,206,455.16
05MV	368710406		17,988.000		1,070,786.40	1,206,455.16
		GENERAL DYNAMICS CORP	COM
			9,570.000		519,266.34	851,634.30
05MV	369550108		9,570.000		519,266.34	851,634.30
		GOLDMAN SACHS GROUP INC	COM
			5,910.000		990,428.09	1,270,945.50
05MV	38141G104		5,910.000		990,428.09	1,270,945.50
		GOOGLE INC	CL A
			1,948.000		1,169,415.11	1,347,003.04
05MV	38259P508		1,948.000		1,169,415.11	1,347,003.04
		HEINEKEN N.V.	ADR
			9,540.000		221,287.36	304,803.00
05MV	423012202		9,540.000		221,287.36	304,803.00
		HESS CORP	COM
			10,003.000		1,029,606.46	1,008,902.58
05MV	42809H107		10,003.000		1,029,606.46	1,008,902.58
		HEWLETT PACKARD CO	COM
			7,152.000		344,868.35	361,032.96
05MV	428236103		7,152.000		344,868.35	361,032.96
		INTEL CORP	COM
			25,456.000		558,166.10	678,656.96
05MV	458140100		25,456.000		558,166.10	678,656.96
		LAS VEGAS SANDS CORP	COM
			7,831.000		464,921.65	806,984.55
05MV	517834107		7,831.000		464,921.65	806,984.55

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
(Plan # 001)
CELANESE AMERICAS CORPORATION EIN:22-1862783 05MK
December 31, 2007

COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A)			(C) Description of Investment			Mat Date	(E) Current
Fund	(B) Identity of Issuer		Shares/Par		Rate	(D) Cost	Value

		LEHMAN BROTHERS HLDGS INC	COM
				11,967.00		690,712.37	783,120.48
05MV	524908100			11,967.00		690,712.37	783,120.48
		LOCKHEED MARTIN CORP	COM
				10,835.000		921,788.18	1,140,492.10
05MV	539830109			10,835.000		921,788.18	1,140,492.10
		LOWES COS INC	USDO.50
				20,937.000		614,889.51	473,594.94
05MV	548661107			20,937.000		614,889.51	473,594.94
		MGM MIRAGEINC	COM
				7,105.000		269,163.99	596,962.10
05MV	552953101			7,105.000		269,163.99	596,962.10
		MASTERCARD INC	CL A
				4,421.000		455,261.58	951,399.20
05MV	57636Q104			4,421.000		455,261.58	951,399.20
		MCDONALDS CORP	COM
				28,887.000		1,570,992.91	1,701,733.17
05MV	580135101			28,887.000		1,570,992.91	1,701,733.17
		MERCK + CO INC	COM
				23,441.000		1,358,164.67	1,362,156.51
05MV	589331107			23,441.000		1,358,164.67	1,362,156.51
		MERRILL LYNCH + CO INC	COM
				2,365.000		136,726.78	126,953.20
O5MV	590188108			2,365.000		136,726.78	126,953.20
		MICROSOFT CORP	COM
				33,532.000		1,206,544.00	1,193,739.20
05MV	594918104			33,532.000		1,206,544.00	1,193,739.20
		MONSANTO CO NEW	COM
				9,236.000		416,237.35	1,031,568.84
05MV	61166W101			9,236.000		416,237.35	1,031,568.84
		NORDSTROM INC	COM
				4,056.000		155,405.64	148,976.88
05MV	655664100			4,056.000		155,405.64	148,976.88
		PETROLEO BRASILEIRO SA	SPONSORED ADR
				9,023.000		884,841.74	1,039,810.52
05MV	71654V408			9,023.000		884,841.74	1,039,810.52

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
(Plan # 001)
CELANESE AMERICAS CORPORATION EIN:22-1862783 05MK
December 31, 2007

COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A)			(C) Description of Investment		Mat Date	(E) Current
Fund	(B) Identity of Issuer		Shares/Par	Rate	(D) Cost	Value

		PRAXAIR INC	COM
			8,238.000		501,087.14	730,792.98
05MV	74005P104		8,238.000		501,087.14	730,792.98
		QUALCOMM INC	COM
			5,238.000		216,269.68	206,115.30
05MV	747525103		5,238.000		216,269.68	206,115.30
		SCHERING PLOUGH CORP	COM
			18,531.000		514,187.23	493,665.84
05MV	806605101		18,531.000		514,187.23	493,665.84
		SCHLUMBERGER LTD	COM
			10,080.000		715,545.44	991,569.60
05MV	806857108		10,080.000		715,545.44	991,569.60
		TESCO PLC	SPONSORED ADR
			8,567.000		247,728.71	239,876.00
05MV	881575302		8,567.000		247,728.71	239,876.00
		TOYOTA MTR CO	ADR 2 COM
			5,122.000		524,845.41	543,802.74
05MV	892331307		5,122.000		524,845.41	543,802.74
		UNION PAC CORP	COM
			6,707.000		608,776.48	842,533.34
05MV	907818108		6,707.000		608,776.48	842,533.34
		UNITEDHEALTH GROUP INC	COM
			23,385.0000		752,526.21	1,361,007.00
05MV	91324P102		23,385.0000		752,526.21	1,361,007.00
		WELLS FARGO + CO NEW	COM
			5,507.000		188,580.63	166,256.33
05MV	949746101		5,507.000		188,580.63	166,256.33
		WYNN RESORTS LTD	COM
			3,995.000		260,804.69	447,959.35
05MV	983134107		3,995.000		260,804.69	447,959.35
		YUM BRANDS INC	COM
			21,332.000		522,500.58	816,375.64
05MV	988498101		21,332.000		522,500.58	816,375.64

			766,718.000		33,147,182.75	44,164,220.33

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
(Plan # 001)
CELANESE AMERICAS CORPORATION EIN:22-1862783 05MK
December 31, 2007

COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A)			(C) Description of Investment		Mat Date	(E) Current
Fund	(B) Identity of Issuer		Shares/Par	Rate	(D) Cost	Value

LOANS TO PARTICIPANTS — OTHER
		LOANS TO PARTICIPANTS
			9,588,989.980		9,588,989.98	9,588,989.98
05ME	53999S985		9,588,989.980		9,588,989.98	9,588,989.98

			9,588,989.980		9,588,989.98	9,588,989.98

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
(Plan # 001)
CELANESE AMERICAS CORPORATION EIN:22-1862783 05MK
December 31, 2007

COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A)			(C) Description of Investment		Mat Date	(E) Current
Fund	(B) Identity of Issuer		Shares/Par	Rate	(D) Cost	Value

COMMON/ COLLE CTIVE TRUSTS

		ALLIANCE COLLECTIVE INVT TR	BERNSTEIN STRATEGIC VALUE COL

			9,493,956.287		86,443,340.90	154,751,487.45

05MB	018564823		9,493,956.287		86,443,340.90	154,751,487.45

		* JPMCB SPECIAL SITUATION	PROPERTY FUND

			349.694		314,951.64	610,822.75

05ML	03499B925		49.453		45,258.28	86,379.79

05MN	03499B925		300.241		269,693.36	524,442.96

		BGI EQUITY INDEX FUND I

			2,196,553.993		69,125,525.05	100,997,552.60

05MP	05799K984		2,196,553.993		69,125,525.05	100,997,552.60

		BGI RUSSEL 2000 ALPHA	TILTS CL F

			2,876,302.644		38,056,791.48	45,618,159.93

05MU	05999K966		2,876,302.644		38,056,791.48	45,618,159.93

		CG INTL NON US EQUITY

			1,131,161.500		34,935,604.21	43,764,638.44

05MH	12599Q971		1,131,161.500		34,935,604.21	43,764,638.44

		INTREPID AMERICA	COMMINGLED PENSION TR

			9719929

			357,478.917		6,809,337.54	7,020,885.93

05MD	46299E961		45,196.890		862,079.51	887,666.92

05ML	46299E961		97,861.920		1,854,528.07	1,922,008.11

05MN	46299E961		214,420.107		4,092,729.96	4,211,210.90

		* JPMCB STRATEGIC PROPERTY	FND

			1,412.767		1,518,083.76	2,607,840.73

05MD	46599C921		424.264		394,970.74	783,153.16

05ML	46599C921		408.065		450,951.88	753,251.26

05MN	46599C921		580.438		672,161.14	1,071,436.31

		* JPMCB EAFE REI FUND

			21,521.026		338,565.57	437,307.27

05MD	46799F989		21,521.026		338,565.57	437,307.27

		* JPMBC EMERGING MARKETS EQUITY	REF 29803779

			25,656.610		435,586.78	1,034,217.94

05ML	46799G953		10,487.691		144,126.26	422,758.82

05MN	46799G953		15,168.919		291,460.52	611,459.12

		* JPMBC US ACTIVE FIXED CORE FD	REF 29803773

			342,868.218		9,109,649.16	9,915,748.87

05MD	46799G961		172,803.196		4,458,477.57	4,997,468.43

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
(Plan # 001)
CELANESE AMERICAS CORPORATION EIN:22-1862783 05MK
December 31, 2007

COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

			(C)				(E)
(A)			Description of			Mat Date	Current
Fund	(B) Identity of Issuer		Investment Shares/Par		Rate	(D) Cost	Value

05ML	46799G961			112,908.955		3,064,813.26	3,265,326.98
05MN	46799G961			57,156.067		1,586,358.33	1,652,953.46
		* JPMCB US QDV SMALL CAP CORE EQ	97199691
				60,632.658		1,127,290.80	1,052,582.94
05MD	46799S981			14,434.818		275,116.87	250,588.44
05ML	46799S981			9,850.961		183.818.93	171,012.68
05MN	46799S981			36,346.879		668,355.00	630,981.82
		* JPMCB US SMARTINDEX FUND
				343,724.668		9,636,977.20	10,019,574.07
05MD	467997987			133,006.853		3,736,256.66	3,877,149.76
05ML	467997987			109,128.720		3,072,082.27	3,181,102.19
05MN	467997987			101,589.095		2,828,638.27	2,961,322.12
		* JPMBC EAFE EQUITY OPP FD	REF 29803782
				182,829.033		2,550,096.22	4,349,502.70
05MD	467999926			22,345.767		284,231.68	531,605.80
05ML	467999926			46,971.522		630,532.83	1,117,452.51
05MN	467999926			113,511.744		1,635,331.71	2,700,444.39
		* JPMBC US REAL ESTATE SECS FD	REF 29803783
				46,862.380		1,166,657.38	1,643,463.67
05ML	467999934			14,530.763		336,077.63	509,593.86
05MN	467999934			32,331.617		830,579.75	1,133,869.81
		* JPMBC EAFE PLUS FUND	REF 29803781
				163,874.061		2,777,937.16	3,654,391.56
05ML	467999942			45,242.805		797,703.86	1,008,914.55
05MN	467999942			118,631.256		1,980,233.30	2,645,477.01
		* JPMCB US ACTIVE CORE PLUS
				377,145.851		5,515,453.00	6,173,877.58
05ML	46899C951			116,511.944		1,705,666.97	1,907,300.52
05MN	46899C951			260,633.907		3,809,786.03	4,266,577.06
		* JPMCB CORE BOND FUND	REF 97199695
				891,864.637		9,479,186.45	10,051,314.46
05MD	46899E981			450,877.778		4,766,435.50	5,081,392.46
05ML	46899E981			286,133.299		3,044,463.39	3,224,722.28
05MN	46899E981			154,853.560		1,668,287.56	1,745,199.62
		* JPMBC US STRATEGIC SML CO EQ	REF 29803776
				153,823.799		3,413,862.49	5,140,791.37
05MD	47299X926			20,692.107		328,867.30	691,530.22
05ML	47299X926			55,210.248		1,262,953.89	1,845,126.49
O5MN	47299X926			77,921.444		1,822,041.30	2,604,134.66

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
(Plan # 001)
CELANESE AMERICAS CORPORATION EIN:22-1862783 05MK
December 31, 2007

COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A)			(C) Description of Investment		Mat Date	(E) Current
Fund	(B) Identity of Issuer		Shares/Par	Rate	(D) Cost	Value

		* JPMBC CORP HIGH YIELD FD	REF 29803775
			62,752.990		939,799.02	1,290,829.01
O5ML	47299X934		28,180.731		413,739.51	579,677.64
05MN	47299X934		34,572.259		526,059.51	711,151.37
		* JPMBC EMERGING MKTS FIX INC FD	REF 29803773
			42,334.460		883,345.05	1,594,739.11
O5ML	47299X942		17,006.142		343,473.61	640,621.37
05MN	47299X942		25,328.318		539,871.44	954,117.74
		* JPMBC EMG MKTS FOCUSED FUND	REF 29803785
			11,257.906		150,608.29	597,457.07
05MN	47299X967		11,257.906		150,608.29	597,457.07

			18,784,364.099		284,728,649.15	412,327,185.45

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
(Plan # 001)
CELANESE AMERICAS CORPORATION EIN:22-1862783 05MK
December 31, 2007

COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A)			(C) Description of Investment		Mat Date	(E) Current
Fund	(B) Identity of Issuer		Shares/Par	Rate	(D) Cost	Value

REGISTERED INVESTMENT COMPANY
		PIMCO TOTAL RETURN FD	INSTL CL
			968,421.267		10,121,569.65	10,352,423.34
05MG	693390700		968,421.267		10,121,569.65	10,352,423.34

			968,421.267		10,121,569.65	10,352,423.34

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
(Plan # 001)
CELANESE AMERICAS CORPORATION EIN:22-1862783 05MK
December 31, 2007

COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A)			(C) Description of Investment		Mat Date	(E) Current
Fund	(B) Identity of Issuer		Shares/Par	Rate	(D) Cost	Value

INSURANCE CO. GENERAL ACCOUNT
		BANK OF AMERICA	CONTRACT NO. 02 011	5.000	12/31/2055
			57,174,888.39		57,174,888.39	57,174,888.39
05MO	05999T9U4		57,174,888.39		57,174,888.39	57,174,888.39
		CAISSE DEPOTS ET CONSIGNATIONS	CONTRACT 1837 01	5.000	12/31/2055
			57,167,052.34		57,167,052.34	57,167,052.34
05MO	1289969F4		57,167,052.34		57,167,052.34	57,167,052.34
		* STATE STREET BANK	CONTRACT 102063	5.000	12/31/2055
			57,174,888.65		57,174,888.65	57,174,888.65
05MO	8579939G6		57,174,888.65		57,174,888.65	57,174,888.65

			171,516,829.38		171,516,829.38	171,516,829.38

*	Party-in-interest

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Celanese Americas Retirement Savings Plan

By:	/s/ Miguel Desdin
Miguel Desdin
Vice President and Controller of
Celanese Corporation
(Principal Accounting Officer)
Vice President of Celanese Americas Corporation

Date: June 27, 2008